Exhibit 99.2

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company:

Absolute Software Corporation (“Absolute”)

1055 Dunsmuir Street, Suite 1400

Vancouver, BC

V7X 1K8

Item 2	Date of Material Change:

May 11, 2021

Item 3	News Release:

Absolute issued a news release on May 11, 2021 that was disseminated via Business Wire and filed on SEDAR.

Item 4	Summary of Material Change:

Absolute announced that it had signed a definitive agreement to acquire NetMotion Software, Inc. (“NetMotion”). Under the terms of the agreement, Absolute will acquire 100% of privately-held NetMotion for USD$340 million in cash.

Item 5	Full Description of Material Change:

5.1	Full Description of Material Change:

Absolute announced it has signed a definitive agreement to acquire NetMotion (the “Transaction”). Under the terms of the agreement, Absolute will acquire 100% of privately-held NetMotion for USD$340 million in cash.

NetMotion is a remote secure access platform that combines security, visibility and policy management to provide a secure end-user experience. NetMotion’s unified Secure Access Service Edge (SASE) platform combines a high-performance, enterprise-grade virtual private network (VPN), Digital Experience Monitoring and Zero-Trust Network Access (ZTNA), delivering secure network access in customer IT environments.

The Transaction is an acquisition of NetMotion through which NetMotion will become a wholly-owned US subsidiary of Absolute. Absolute expects to fund the Transaction consideration with a combination of USD$275 million in debt and using USD$65 million in cash from Absolute’s balance sheet.

Absolute has obtained an underwritten commitment from Benefit Street Partners LLC for a USD$275 million term loan. The term loan is contemplated to have a six-year term, bearing interest at an annual rate of LIBOR plus 6 percent, subject to performance-based reductions from time to time, and contains customary terms and conditions for a senior secured financing of this nature.

The Transaction, which is subject to customary closing conditions and post-closing working capital adjustment, is expected to close towards the end of June 2021, subject to applicable regulatory approvals.

5.2     Disclosure for Restructuring Transactions:

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7	Omitted Information:

Not applicable.

Item 8	Executive Officer:

The name and business telephone number of an executive officer of Absolute who is knowledgeable about the material change and this material change report is:

Maninder Malli

Senior Vice President, Legal and Corporate Secretary

604-730-9851

Item 9	Date of Report:

May 12, 2021